SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: Blackstone / GSO Floating Rate High Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code): 280 Park Avenue, 11th Floor, New York, NY 10017

Telephone Number (including area code): (212) 503-2100

Name and address of agent for service of process: Marisa Beeney, 280 Park Avenue, 11th Floor, New York, NY 10017

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 31st day of March, 2011.

BLACKSTONE / GSO FLOATING RATE HIGH INCOME FUND

		By:	/s/ Daniel H. Smith, Jr.
Daniel H. Smith, Jr.
Chairman, President, Cheif Executive Officer and Trustee

Attest:	/s/ Eric Rosenberg
Eric Rosenberg
Treasurer and Chief Financial Officer